FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Jensen	Jeffrey	J.		RMH Teleservices, Inc. (RMHT)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	6500 Beltline Road, Suite 170						December 30, 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Irving	TX	75063						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock, no par value		12/30/02				P			76,000	A	$9.15(1)		76,000		I		As a member of Texas Margins, LLC

	Common Stock, no par value													1,154,138		D

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Common Stock Purchase Warrants		$12.00		12/30/02				P			76,000			10/26/01	10/26/06

	Stock Option

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock, no par value	76,000		$0.0417(2)		76,000		I		As a member of Texas Margins, LLC

						9,000		D

Explanation of Responses:

(1)
The reporting person purchased all of the membership interests in Texas Margins, LLC ("Texas Margins") for a purchase price of $1,000 in cash and the assumption of $697,875 in indebtedness owed by Texas Margins. The principle assets of Texas Margins are 76,000 shares (the "Shares") of Common Stock, no par value ("Common Stock"), of RMH Teleservices, Inc. ("RMH") and 76,000 warrants (the "Warrants") to purchase 76,000 shares of Common Stock of RMH. Accordingly, of the total $698,875 purchase price paid by the reporting person for all of the membership interests in Texas Margins, $695,705.80 is deemed to be the total purchase price paid by the reporting person for the Shares acquired indirectly by him by virtue of his purchase of such membership interests. Therefore, the per share purchase price for the Shares is calculated as $9.15.

(2)
Of the total $698,875 purchase price paid by the reporting person for all of the membership interests in Texas Margins, $3,169.20 is deemed to be the total purchase price paid by the reporting person for the Warrants acquired indirectly by him by virtue of his purchase of such membership interests. Therefore, the per warrant purchase price for the Warrants is calculated as $0.0417.

/s/ Jeffrey J. Jensen	December 30, 2002
**Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002